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Manulife Financial
73 Tremont Street
Boston, MA  02108

February 4, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.  20549

Re: Application for Withdrawal of Registration Statement on Form S-6 for The Manufacturers Life Insurance Company of America*
         (File No. 333-62194) (the "Registration Statement")

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, we hereby apply to withdraw the Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission on June 4, 2001. The Registration Statement was never declared effective and no securities were offered or sold pursuant to it.

Please note that the separate account (file no. 811-04384) is the funding vehicle for different classes of variable life contracts issued by The Manufacturers Life Insurance Company (U.S.A.) under the Securities Act of 1933. Therefore, the separate account will maintain its registration under the 1940 Act.

Any questions regarding the application should be addressed to Betsy Seel, counsel to the registrant at (617) 854-8628.

Very truly yours,

/s/ Betsy Anne Seel
---------------------------
Betsy Anne Seel,
Senior Counsel

*On January 1, 2002, The Manufacturers Life Insurance Company of America ("ManAmerica") transferred substantially all of its assets and liabilities to The Manufacturers Life Insurance Company (U.S.A.) ("Manulife U.S.A."). As a result of this transaction, Manulife U.S.A. became the owner of all of ManAmerica's assets, including the assets in the separate account and assumed all of ManAmerica's obligations. Prior to January 1, 2002, the separate account was named Separate Account 3. On and after January 1, 2003, the separate account was named Separate Account A.